MAG MILE CAPITAL, INC.

1141 W. Randolph St.

Suite 200

Chicago, IL. 60607

February 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn: Marion Graham, Attorney Adviser

Re: Mag Mile Capital, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333—284791

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mag Mile Capital, Inc. hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 14, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, CM Law PLLC, request by telephone that such Registration Statement be declared effective at some other time. Once the Registration Statement is effective, please orally confirm the event with our counsel, CM Law PLLC, by calling Ernest Stern, at (301) 910-2030. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, CM Law PLLC, Attention: Ernest Stern, Esq., by email to estern@cm.law.

If you have any questions regarding this request, please contact Ernest Stern of CM Law PLLC at (301) 910-2030.

Sincerely,

MAG MILE CAPITAL, INC.

/s/ Rushi Shah
Rushi Shah
President and Chief Executive Officer

cc: Ernest Stern, CM Law PLLC